UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2018

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Pierre Dulin

Name: Pierre Dulin
Title: General Manager

BLADEX’S ANNOUNCES PROFITS FOR THE FOURTH QUARTER AND FULL-YEAR 2017 OF $20.6 MILLION, OR $0.52 PER SHARE, AND $82.0 MILLION, OR $2.09 PER SHARE, RESPECTIVELY

PANAMA CITY, REPUBLIC OF PANAMA, February 9, 2018

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the fourth quarter (“4Q17”) and full-year (“FY17”) ended December 31, 2017 (“Y/E17”).

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	2017	2016	4Q17	3Q17	4Q16
Key Income Statement Highlights
Total income	$138.3	$168.0	$34.5	$31.1	$43.2
Expenses:
Impairment loss from ECL on loans, loan commitments and financial guarantees contracts, and investment securities	$9.4	$35.1	$0.8	$0.7	$17.7
Operating expenses (1) (*)	$46.9	$45.8	$13.1	$10.0	$12.1
Profit for the period	$82.0	$87.0	$20.6	$20.5	$13.3
Profitability Ratios
Earnings per Share ("EPS") (2)	$2.09	$2.23	$0.52	$0.52	$0.34
Return on Average Equity (“ROAE”) (3)	8.0%	8.8%	7.9%	7.9%	5.3%
Return on Average Assets (“ROAA”)	1.27%	1.16%	1.31%	1.30%	0.73%
Net Interest Margin ("NIM") (4)	1.85%	2.08%	1.78%	1.76%	2.05%
Net Interest Spread ("NIS") (5)	1.48%	1.84%	1.38%	1.37%	1.79%
Efficiency Ratio (6)	34%	27%	38%	32%	28%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio (7)	$5,999	$6,444	$5,999	$5,706	$6,444
Treasury Portfolio	$94	$108	$94	$88	$108
Total assets	$6,274	$7,181	$6,274	$6,200	$7,181
Total stockholders' equity	$1,043	$1,011	$1,043	$1,032	$1,011
Market capitalization (8)	$1,061	$1,153	$1,061	$1,159	$1,153
Tier 1 Basel III Capital Ratio (9)	21.1%	17.9%	21.1%	20.3%	17.9%
Total assets / Total stockholders' equity (times)	6.0	7.1	6.0	6.0	7.1
Liquid Assets / Total Assets (10)	9.9%	14.0%	9.9%	12.2%	14.0%
NPL to Loan Portfolio (11)	1.07%	1.09%	1.07%	1.20%	1.09%
Total allowance for ECL to Commercial Portfolio (12)	1.47%	1.73%	1.47%	2.04%	1.73%
Total allowance for ECL to NPL (times) (12)	1.5	1.7	1.5	1.8	1.7

(*) 2017 and 4Q17 operating expenses include personnel non-recurring expenses of $3.2 million, and $1.7 million, respectively.

4Q17 & FY17 Highlights

Reported results:

•	Profit for the 4Q17 and FY17 totaled $20.6 million (+1% QoQ, +54% YoY) and $82.0 million (-6% YoY), respectively.

•	4Q17 results were positively impacted on a sequential quarterly basis by increased fees (+59%) mostly from two successfully closed syndicated transactions, offset by non-recurring and seasonally higher operating expenses (+32%), while Net Interest Income (“NII”) totaling $28.1 million and Net Interest Margin “(NIM”) of 1.78% slightly increased (+1% and +2 bps, respectively) on higher average loan book, reversing the declining trend experienced in recent quarters.

•	YoY quarterly results benefited mostly from lower provision charges for expected credit losses (“ECL”) totaling $0.8 million in 4Q17 compared to $17.7 million in 4Q16, together with increased fees from letters of credit and syndication activities (+37%), which more than compensated lower NII (-25%) on lower average loan portfolio and margins.

•	2017 annual results were 6% lower, impacted by lower average loan volumes and margins, as the Bank de-risked and diversified its portfolio mix, and shortened its average loan tenors. This decline was partly compensated by a 45% increase in Net Other income on seven closed syndication transactions, increased letters of credit activity, the absence of non-core trading losses, and a decline of $25.7 million in provision charges for ECL.

•	Total Operating expenses were up 2% for the year. Recurring operating expenses were actually down 4% YoY, as personnel changes non-recurring expenses resulted in $3.2 million in charges for 2017.

Key performance metrics:

•	2017 Return on Average Equity (“ROAE”) stood at 8.0%, compared to 8.8% a year ago, as the result of lower profits for 2017 and strong levels of capitalization. Annualized ROAE was 7.9% in 4Q17, unchanged from the 3Q17 and up from 5.3% in 4Q16, on YoY higher profits.

•	The Efficiency Ratio reached 38% in 4Q17 (+6 pt. QoQ, +10 pts. YoY), and 34% for FY17 (+7 pts. YoY), mainly due to non-recurring operating expenses which surpassed total income improvement QoQ, and lower total income generation YoY both on a quarterly and annual basis.

•	The Tier 1 Basel III Capital Ratio increased to 21.1% at Y/E17, compared to 20.3% in 3Q17 and 17.9% at Y/E16, reflecting higher levels of capitalization with risk-weighted assets flat QoQ and down 13% YoY.

Commercial Portfolio & Quality:

•	Commercial Portfolio resumed growth in 4Q17 with EoP balances reaching $6.0 billion at Y/E17 (+5% QoQ, -7% YoY), and 4Q17 average balances totaling $5.8 billion (+3% QoQ, -12% YoY) as credit demand recovered lately across the Region with higher volume of origination, while still down YoY on the Bank’s focus of de-risking throughout 2017. FY17 average balances reached $5.9 billion (-14% YoY).

•	Credit quality improved to 1.07% of Loan Portfolio balances at Y/E17, vs. 1.20% in 3Q17 and 1.09% at Y/E16, as non-performing loans (“NPL”) decreased to $58.8 million at Y/E17, as the net result of write-offs against existing individually allocated reserves, a NPL collection and a credit exposure migration to NPL from underperforming.

CEO’s Comments

Mr. Rubens V. Amaral Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s 4Q17 and FY17 results: “2017 proved yet another challenging year for Bladex. Nevertheless, the fourth quarter has confirmed the positive trends of our business as alluded to in the third quarter’s earnings release. We increased the end-of-period portfolio balances reversing a stretch of declining activity in previous quarters. Fee income increased in 2017, and we delivered a ROE of 8.0% for the year. The projections for 2018 for economic growth in Latin America have been revised up by the World Bank and the IMF which bodes well for our business this year.

Our credit quality remains resilient, with NPL levels reduced to 1.07% of total loans at the end of the year, as the Bank continued to finalize agreements on a limited number of exposures that have been closely monitored and had undergone restructuring negotiations for several quarters. During the fourth quarter, the Bank successfully collected a remaining deteriorated exposure in Panama, and wrote off certain non-performing exposures against existing specific provisions.

On the other hand, we have adjusted the size of the Bank to reflect the reality of our business, and our determination to improve productivity and efficiency across the organization. This organizational restructuring produced a non-recurring impact on our operating expenses in the fourth quarter related to severance costs. We are confident that with a leaner organization and more efficient processes we have positioned the Bank to achieve our target of excellence throughout the organization, setting the basis to return to higher levels of profitability.

Our Board of Directors approved to maintain a dividend of US$ 0.385 for the fourth quarter confirming their favorable view of our financial strength and our ability to resume portfolio growth with sustainable double-digit ROEs moving forward. The Bank has a cleaner and stronger balance sheet and has left behind a negative credit cycle which impacted our financial performance in the last two years, and it is ready to resume growth on a sustainable basis.” Mr. Amaral concluded.

RECENT EVENTS

▪	Quarterly dividend payment: At a meeting held January 16, 2018, the Bank’s Board of Directors approved a quarterly common dividend of $0.385 per share corresponding to the fourth quarter 2017. The dividend will be paid on February 21, 2018, to stockholders registered as of February 2, 2018.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Total operating expenses includes the following expenses line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, and other expenses.

2)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

3)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

4)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

5)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

6)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total income.

7)	The Bank’s “Commercial Portfolio” includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

8)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

9)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

10)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

11)	Loan Portfolio refers to loans, gross of the allowance for expected credit losses and unearned interest and deferred fess.

12)	Total allowance for ECL refers to allowance for expected credit losses on loans plus allowance for expected credit losses on loan commitments and financial guarantee contracts.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating profit and return on equity in future periods, including income derived from the Treasury Business Segment, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, operates throughout the Region with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through December 31, 2017, Bladex had disbursed accumulated credits of approximately $258 billion.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Friday, February 9, 2018 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224. Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions. The replay passcode is: 97587848.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com

Mrs. Irma Garrido Arango

SVP, Corporate Development and Investor Relations

Tel: +507 210-8559

E-mail address: igarrido@bladex.com

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda, Urbanización Costa del Este

Panama City, Panama

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